Exhibit (a)(5)
Avid Technology Announces Cash Tender Offer for Any and All of its
2.00% Senior Convertible Notes due 2020

Amends and Upsizes Existing Credit Facility Maturing in 2023 at Reduced Interest Rate

BURLINGTON, Mass., April 11, 2019, Avid® (Nasdaq: AVID) (the “Company”), today announced the commencement of a cash tender offer (the “Offer”) for any and all of its outstanding 2.00% Senior Convertible Notes due 2020 (the “Notes”). There is currently $102,853,000 aggregate principal amount of the Notes outstanding. The Offer will expire on May 9, 2019 at 12:01 a.m., eastern time, unless extended by the Company (as such time and date may be earlier terminated or extended, the “Expiration Time”) in its sole discretion.

To facilitate the repurchase of the Notes, Avid amended its existing credit facility to include a new $100 million delayed draw term loan commitment and reduce its interest rate from LIBOR +667 to LIBOR +625. Borrowings under the credit facility, including the delayed draw term loan, mature on May 10, 2023. “We are pleased that our improved business performance allowed us to increase our credit facility with improved terms that provide greater flexibility, with no change to the amortization schedule for our term loan, while making it possible to eliminate the potential shareholder dilution associated with the Notes,” said Ken Gayron, Chief Financial Officer and Executive Vice President, Avid. “With the completion of this refinancing per our plan, Avid is now better positioned to more aggressively execute on our business strategy in order to improve our overall performance as well as shareholder value.”

Holders of the Notes who validly tender and do not validly withdraw their Notes before the Expiration Time will be eligible to receive the purchase price in an amount equal to $977.50 per $1,000 principal amount of the Notes purchased, plus accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date (as defined in the Offer to Purchase) for the Notes purchased pursuant to the Offer. Payment for the Notes accepted for purchase in the Offer is expected to occur promptly following the Expiration Time.

The Offer is being made pursuant to an Offer to Purchase and a related Letter of Transmittal, each dated April 11, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”), which set forth a more detailed description of the terms and conditions of the Offer.

If a holder desires to tender Notes pursuant to the Offer, such holder may do so through The Depository Trust Company’s Automated Tender Offer Program (“ATOP”), or by following the instructions that appear in the Offer to Purchase and in the Letter of Transmittal. A holder tendering through ATOP does not need to complete the Letter of Transmittal. Validly tendered Notes may be validly withdrawn, in writing, at any time prior to the Expiration Time. Any extension, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement thereof.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase and Letter of Transmittal and the other related Offer materials. Holders of the Notes should read the Offer to Purchase and Letter of Transmittal and the other related Offer materials because they contain important information.

The Company plans to fund the aggregate purchase price for the Notes using available cash as well as borrowings that have been committed for the purchase of Notes under its existing credit facility through the new $100 million delayed draw term loan commitment described above. The Company’s obligation to purchase tendered Notes is subject to the condition that the Company receive $100 million of committed delayed draw funds under its amended credit facility or the Company is otherwise able to borrow under the amended credit facility in an amount sufficient to enable the Company to purchase all tendered Notes on terms and conditions satisfactory to it in its sole discretion. In addition, the Offer is subject to the satisfaction or waiver of a number of other conditions on or prior to the Expiration Time, as described in the Offer to Purchase. The Offer is not conditioned on any minimum amount of Notes being tendered. Subject to applicable law, the Company may, in its sole discretion, waive any and all conditions applicable to the Offer or extend, terminate or otherwise amend the Offer. If the Company terminates the Offer without purchasing any Notes tendered pursuant to the Offer, the Company will promptly return the Notes tendered pursuant to the Offer to the tendering holders or the designees they properly specify in their Letters of Transmittal.

The sole dealer manager for the Offer is Jefferies LLC. Questions regarding the Offer may be directed to Jefferies LLC whose address and telephone number are as follows:

Jefferies LLC
520 Madison Avenue
New York, NY 10022
Telephone: (212) 284-8137

Global Bondholder Services Corporation is acting as the tender and information agent in connection with the Offer. Any questions regarding procedures for tendering the Notes or requests for additional copies of the Offer to Purchase and any related documents, which are available for free and which describe the Offer in greater detail, should be directed to Global Bondholder Services Corporation whose address and telephone numbers are as follows:

Global Bondholder Services Corporation
65 Broadway-Suite 404
New York, New York 10006
Attention: Corporate Actions
Facsimile (Eligible Institutions only): (212) 430-3775/3779
To confirm receipt of facsimile by telephone: (212) 430-3774
Banks and Brokers, Call Collect: (212) 430-3774
All Others Call Toll Free: (866) 470-4300

The Company’s board of directors has authorized the Offer. However, none of the Company, or any of its board of directors (or any committee thereof), the dealer manager, the depositary and information agent, the trustee for the Notes or any of their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Notes in any of the Offer. No person is authorized to make any such recommendation. Holders must make their own decision as to whether to tender any Notes in the Offer and, if so, the amount of their Notes to tender.

This press release is for informational purposes only and is not an offer to sell or purchase, the solicitation of an offer to sell or purchase or the solicitation of consents with respect to any securities discussed herein. The Offer is only being made pursuant to the terms of the Offer to Purchase and Letter of Transmittal and the other related Offer materials, as they may be amended or supplemented.

An issuer tender offer statement on Schedule TO, including the Offer to Purchase and the Letter of Transmittal, describing the Offer was filed with the SEC on April 11, 2019. Holders of the Notes are encouraged to read the Schedule TO and its exhibits as well as any amendments or supplements when they become available carefully before making any decision with respect to the Offer because it contains important information. The Schedule TO, the Offer to Purchase, the Letter of Transmittal and other related Offer materials will be available free of charge at the website of the SEC at www.sec.gov. In addition, the dealer manager or information agent for the Offer will provide copies of the Schedule TO and related Offer materials upon request free of charge to holders of the Notes. The Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements generally can be identified by use of phrases or terminology such as “may,” “will,” “should,” “hope,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “approximates,” “predicts,” “projects,” “potential” and “continues” or other similar words or the negative of such terminology. Similarly, descriptions of the Company’s objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. The Company believes this press release should be read in conjunction with all of its filings with the SEC and cautions its readers that these forward looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, the Company’s ability to complete the tender offer in a timely manner or at all and uncertainty as to the aggregate principal amount of Notes purchased in the tender offer. Although the Company believes that the expectations, statements and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this press release, as well as those set forth in its latest Annual Report on Form 10-K, and other filings filed with the SEC, including its Current Reports on Form 8-K. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. All of the forward-looking statements contained herein speak only as of the date of this press release.

About Avid

Avid delivers the most open and efficient media platform, connecting content creation with collaboration, asset protection, distribution, and consumption. Avid’s preeminent customer community uses Avid’s comprehensive tools and workflow solutions to create, distribute and monetize the most watched, loved and listened to media in the world-from prestigious and award-winning feature films to popular television shows, news programs and televised sporting events, and celebrated music recordings and live concerts. With the most flexible deployment and pricing options, Avid’s industry-leading solutions include Media Composer®, Pro Tools®, Avid NEXIS®, MediaCentral®, iNEWS®, AirSpeed®, Sibelius®, Avid VENUE™, FastServe®, Maestro™, and PlayMaker™.

© 2019 Avid Technology, Inc. All rights reserved. Avid, the Avid logo, Avid NEXIS, Avid FastServe, AirSpeed, iNews, Maestro, MediaCentral, Media Composer, NewsCutter, PlayMaker, Pro Tools, Avid VENUE, and Sibelius are trademarks or registered trademarks of Avid Technology, Inc. or its subsidiaries in the United States and/or other countries. All other trademarks are the property of their respective owners. Product features, specifications, system requirements and availability are subject to change without notice.

Investor Contact:
Whit Rappole
Avid
ir@avid.com
(978) 275-2032

PR Contact:
Jim Sheehan
Avid
jim.sheehan@avid.com
(978) 640-3152